Exhibit 99.1

ZIM Announces Signing of Operational Cooperation Agreement
Amendment with the 2M Partners

HAIFA, Israel, February 17, 2022 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) announced today that following its previous update on the extension of its operational cooperation agreement with the 2M partners, the parties have formally finalized the related documents in connection with their continued collaboration. The agreement is subject to regulatory approval.

As previously communicated, effective April 2, 2022, ZIM and the 2M alliance partners will operate their joint services on the Asia – US East Coast (USEC) and Asia – US Gulf Coast (USGC) trades based on a slot exchange and vessel sharing agreement. Accordingly, ZIM will now solely operate two out of the six joint Asia to USEC services (ZCP & ZSE) as well as three additional vessels on one of two joint Asia to USGC services (ZGX).

About ZIM
ZIM (NYSE: ZIM) is a global container liner shipping company with leadership positions in the markets in which it operates. Founded in Israel in 1945, ZIM is a veteran shipping liner, with decades of experience providing customers with innovative seaborne transportation and logistics services, a reputation for industry-leading transit times, schedule reliability and service excellence. Additional information about ZIM is available at www.ZIM.com.

ZIM Forward Looking Statements
This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM’s ability to meet growing market demand and to provide reliable service to customers, as well as assessment as to the growth trend of the market. These risks and uncertainties include, but are not limited to: the possibility that ZIM will not be able to meet demand from customers, the risk that the growth trend of the market will not continue or be slower than expected, and other factors detailed from time to time in ZIM’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM's annual report on Form 20-F filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM does not make any prediction or statement about the performance of its securities.

ZIM Contacts
Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com